EXHIBIT 99.1

Lakefront Receives Transparency Notification from Bank of America

Mechelen, Belgium; May 26, 2026, 22.01 CET; regulated information – Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) received a transparency notification from Bank of America.

Pursuant to Belgian transparency legislation1, Lakefront received a transparency notification from Bank of America Corporation on May 20, 2026. The notification indicates that Bank of America Corporation, as controlling entity, crossed above the threshold of 5% of Lakefront’ voting rights on May 13, 2026, following the acquisition of Lakefront’ voting rights and equivalent financial instruments.

On May 20, 2026, Bank of America Corporation (taking into account the holding of its affiliates) owned 623,434 voting rights and 5,502,802 equivalent financial instruments, representing together 9.30% of Lakefront’ currently outstanding 65,897,071 shares.

Summary of the transactions:

Date on which the threshold was crossed	Date of notification	Direct voting rights after the transaction	Equivalent financial instruments after the transaction	Total (%) voting rights
May 13, 2026	May 20, 2026	0.95%	8.35%	9.30%

Content of the notification from Bank of America Corporation:
The notification dated May 20, 2026, contains the following information:
·        Date of notification: May 20, 2026
·        Date on which the threshold is crossed: May 13, 2026
·        Threshold of voting rights crossed (in %): 5%
·        Notification by: Bank of America Corporation
·        Denominator: 65,897,071
·        Reason for the notification: Acquisition or disposal of financial instruments that are treated as voting securities
·        Notified details:

A) Voting Rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Bank of America Corporation	0	0		0.00%
Bank of America, National Association	12,447	14,348		0.02%
Merrill Lynch International	225,319	8,234		0.01%
Managed Account Advisors LLC	3	0		0.00%
BofA Securities, Inc.	168,740	600,314		0.91%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	14,462	462		0.00%
U.S. Trust Company of Delaware	121	76		0.00%
Subtotal	421,092	623,434		0.95%
	TOTAL	623,434	0	0.95%	0.00%

B) Equivalent financial instruments	After the transaction
Holder of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to Recall			143,430	0.22%	physical
Merrill Lynch International	Rights of Use			6,054	0.01%	physical
BofA Securities, Inc.	Right to Use			5,068,385	7.69%	physical
Merrill Lynch International	Call Option	19/06/2026		100,000	0.15%	physical
Bank of America, National Association	Swaps	15/10/2027		48,575	0.07%	cash
Bank of America, National Association	Swaps	15/06/2027		14,311	0.02%	cash
Merrill Lynch International	Swaps	15/01/2027		10,363	0.02%	cash
Merrill Lynch International	Swaps	30/04/2027		44,893	0.07%	cash
Merrill Lynch International	Swaps	30/06/2027		819	0.00%	cash
Merrill Lynch International	Swaps	15/06/2027		14,311	0.02%	cash
Merrill Lynch International	Swaps	10/05/2027		424	0.00%	cash
Merrill Lynch International	Swaps	09/09/2027		256	0.00%	cash
Merrill Lynch International	Swaps	21/06/2027		273	0.00%	cash
Merrill Lynch International	Swaps	15/10/2027		48,575	0.07%	cash
Merrill Lynch International	Swaps	30/06/2026		453	0.00%	cash
Merrill Lynch International	Swaps	29/01/2027		1,680	0.00%	cash
	TOTAL			5,502,802	8.35%

TOTAL (A&B)	# of voting rights	% of voting rights
	6,126,236	9.30%

The chain of control has been described at the end of the notification (section 11) and can be found here.

About Lakefront® Biotherapeutics
Lakefront Biotherapeutics (formerly known as Galapagos) is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The Company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Lakefront Biotherapeutics prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

For further information, contact Lakefront Biotherapeutics:
Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions, as amended from time to time.